Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

SimonJ@gtlaw.com

July 25, 2017

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sherry Haywood, Staff Attorney

Re:	Pensare Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-1 Filed July 24, 2017 File No. 333-219162

Dear Ms. Haywood:

On behalf of Pensare Acquisition Corp. (the “Company”), we are hereby responding to the letter, dated July 25, 2017 (the “Comment Letter”), from Pamela Long, Assistant Director, with the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on July 24, 2017 (the “Registration Statement”).

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Description of Securities; Rights; page 63

1.	Please clarify your disclosure regarding the circumstances in which the Rights may expire worthless after the consummation of your initial business combination. You state that you have no ability to avoid delivery of the shares underlying the rights, and counsel has opined that the Rights are the valid and binding obligations of the company. However, your disclosure also states that there are no contractual penalties for failure to deliver securities to the holders of the Rights and that you will not be required to net cash settle the Rights, so the Rights may expire worthless. Please clarify.

RESPONSE:

The Company has revised the disclosure on page 63 to delete the referenced disclosure and replaced it with disclosure to the effect that the rights will not expire after a business combination.

United States Securities and Exchange Commission

Division of Corporate Finance

July 25, 2017

2.	Please also clarify the circumstances in which the Rights would “expire” after you have consummated a business combination or confirm that the Rights will not expire after a business combination.

RESPONSE:

As noted above, the Company has revised the disclosure to confirm that the rights will not expire after a business combination.

3.	We note that if a holder would be entitled to receive a fractional interest in a share, you may round up to the nearest whole number of shares to be issued or pursue one of the options under DGCL Section 155. Please tell us whether rounding up might cause you to have to issue more than the number of shares you are registering for issuance upon the exchange of Rights. If so, it appears that you may need to file a new registration statement for the additional shares. Please confirm your understanding.

RESPONSE:

The Company has revised the disclosure on page 63 to remove the disclosure regarding the possibility that the Company would round up to the nearest whole number of shares.

* * *

Please do not hesitate to call me at (703) 749-1386 should you have any questions regarding the Registration Statement or the above responses.

Sincerely yours,

/s/ Jason T. Simon

Jason T. Simon

cc:	Pensare Acquisition Corp.
Alan I. Annex, Esq.